Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust announces January cash distribution

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to confirm cash distributions for January 2007

    CALGARY, Jan. 19 /CNW/ - Penn West Energy Trust ("Penn West") confirms that its January 2007 cash distribution will be CDN$0.34 per trust unit payable on February 15, 2007 to unitholders of record on January 31, 2007. The ex-distribution date is January 29, 2007.
    The CDN$0.34 per unit is equivalent to approximately U.S.$0.29 per unit
(before deduction of any applicable Canadian withholding tax), using a current
U.S./Canadian exchange ratio of 0.85. Registered unitholders with U.S.
addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    Penn West is pleased to inform its unitholders of the creation of an advocacy group, the Canadian Association of Income Trust Investors (CAITI).
CAITI was formed to represent the interests of investors who were impacted by the proposed changes to income trust taxation announced by the Canadian
Federal Government on October 31, 2006, and is dedicated to getting the voices of individual investors heard. Penn West encourages investors to visit CAITI's website at www.caiti.info, or contact them by e-mail at contact(at)caiti.info, and to join as a member. Membership is free, although there is an optional $30 membership fee if you so choose. Unitholders may also access the link to CAITI through Penn West's website at www.pennwest.com.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust; Income Trusts

CNW 15:06e 19-JAN-07